Exhibit 99.3

RTN STEALTH SOFTWARE INC.
200 - 8338 120th Street
Surrey, BC V3W 3N4
Tel: 604-598-0093    Fax: 604-592-6882

CNSX: RTN
OTCBB: RTNSF
FRANKFURT: IGN3

For Immediate Release	February 24, 2010

RTN Stealth Software Inc. issues incentive stock options

Surrey, B.C. Feb 24, 2010 - RTN Stealth Software Inc. (“RTN”) (CNSX:RTN) is pleased to announce that, in accordance with the company’s stock option plan, it has awarded directors, officers, employees and consultants a total of 5,650,000 stock options at a exercise price of $0.32 with a five year (5) expiry date of February 24, 2015.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lucky Janda”

 Lucky Janda, President

For information on RTN STEALTH SOFTWARE INC. please contact:
Lucky Janda, President
Tel: (604) 598-0093

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of management of RTN Stealth Software Inc. with respect to its performance, business and future events. All statements, other than statements of historical fact included in this press release, including, without limitation, statements regarding potential mineralization and exploration results, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves and the timing and future plans, actions, objectives and achievements of RTN Stealth Software Inc., are forward-looking statements. All forward-looking statements involve various risks and uncertainties. There can be no assurance that such forward-looking statements will provide to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking statements. RTN Stealth Software Inc. does not undertake any obligation to release publicly any revision for updating any voluntary forward-looking statements.